Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Year ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income taxes and cumulative effects of accounting changes	$163,162	$386,987	$97,449	$87,127	$109,318
Minority interest in (loss) income of majority owned subsidiaries with fixed charges	—	—	295	(201)	474
Add: Fixed charges as adjusted (from below)	141,924	155,643	129,794	121,464	138,983

	305,086	542,630	$227,538	$208,390	$248,775

Fixed charges:
Interest expense:
Corporate	$130,701	$140,593	$107,071	$92,945	$109,246
Amortization of loan cost	3,573	6,261	16,328	10,788	10,047
1/3 of rental expense	7,650	8,789	6,395	17,731	19,690

Fixed charges	141,924	155,643	129,794	121,464	138,983
Less: Capitalized interest	—	—	—	—	—

Fixed charges as adjusted	$141,924	$155,643	$129,794	$121,464	$138,983

Ratio (earnings divided by fixed charges)	2.15	3.49	1.75	1.72	1.79